UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934 for

the month of October 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

On October 26, 2026, SEALSQ Corp (“SEALSQ” or the “Company”) entered into a letter of intent (the “LOI”) with WISeSat.Space AG, a subsidiary of WISeSat.Space Holdings Corp. (Nasdaq: SAIQ) (“WISeSat.Space”). Under the LOI, SEALSQ would acquire satellite capacity associated with twelve (12) WISeSat.Space satellites, together with access to related mission control, ground segment and operational support services (the “Proposed Transaction”). The consideration for the Proposed Transaction is approximately $15 million, subject to payment terms and delivery milestones to be agreed in a definitive agreement.

Under the operating model contemplated by the LOI:

●	WISeSat.Space would supply and launch the satellites, provide access to the initial constellation, and operate the ground station, mission control and associated infrastructure.

●	SEALSQ would develop and commercialize a security-services layer for the Company’s planned Quantum Spatial Orbital Cloud (“QSOC”) platform.

The Proposed Transaction is subject to the negotiation and execution of definitive agreements and board approvals. There can be no assurance that definitive agreements will be entered into or that the Proposed Transaction will be completed on the terms described above or at all. Deployment of individual capabilities and the start of customer services will depend on technical qualification, infrastructure readiness, regulatory authorizations and customer requirements.

The Proposed Transaction is a related-party transaction. SEALSQ and WISeSat.Space are affiliates. Each is a subsidiary of WISeQey Corp. (“WISeQey”). Carlos Moreira serves as Chief Executive Officer of each of WISeQey, SEALSQ and WISeSat.Space. Because of these relationships, Mr. Moreira and WISeQey may have interests in the Proposed Transaction that differ from, or are in addition to, those of SEALSQ’s other shareholders.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K, including its attached Exhibit 99.1 and Exhibit 99.2, includes “forward-looking statements” with respect to SEALSQ. The expectations, estimates, and projections of the business of SEALSQ may differ from its actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements of SEALSQ. SEALSQ therefore cautions against placing undue reliance on any of these forward-looking statements. Many of these factors are outside of the control of SEALSQ and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements to occur in the future regarding the LOI, its proposed transactions and its timing and anticipated revenues and costs; (2) the supply, launch and operation of satellites and related infrastructure available to SEALSQ; (3) planned security capabilities and subscription-based services of SEALSQ; (4) references with respect to the anticipated benefits of the Proposed Transaction, entry into the proposed definitive agreement relating to the Proposed Transaction and any projected revenue to or future financial performance of SEALSQ; (5) SEALSQ’s ability to scale and grow its business, including through the use of the satellite capacity and services acquired in the Proposed Transaction, and the advantages and expected growth of SEALSQ, including statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (6) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of SEALSQ to grow and manage growth profitably, enter into relevant contracts and source and retain their key employees; (7) costs related to the Proposed Transaction, including SEALSQ’s ability to fund the consideration payable under the Proposed Transaction; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that SEALSQ may be adversely affected by other economic, business and/or competitive factors; (10) the estimates of expenses and profitability of SEALSQ; (11) operations of SEALSQ and their ability to implement business plans, forecasts and other expectations; (12) SEALSQ’s participation in deployment of satellites; (13) SEALSQ’s participation in programs of suppliers including the quantum space orbital cloud program and its related development and commercialization; and (14) other risks and uncertainties included or referenced in the “Risk Factors” sections of the Annual Report on Form 20-F filed by SEALSQ on March 31, 2026 with the U.S. Securities and Exchange Commission (“SEC”), and other documents filed or to be filed with the SEC by SEALSQ. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. SEALSQ neither undertakes nor accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File No. 333-286098), as supplemented by the registration statement on Form F-3 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (File No. 333-290874), (ii) the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and (iii) the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
99.1	Press release of SEALSQ Corp issued on October 26, 2026
99.2	Letter of Intent, dated October 26, 2026, between SEALSQ Corp and WISeSat.Space AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

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